                                                                    EXHIBIT 99.2

                                                           [ENGLISH TRANSLATION]

                             REFERENCE MATERIAL FOR

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To: Financial Supervisory Commission, Korea Securities Dealers Association Automated Quotation Market, and Korea Securities Depositary

Pursuant to Article 191-10 of the Securities Exchange Act of Korea, Article 84-17 of the Directives thereof and Article 73 of the Rules & Regulations for New Rights Issue & Disclosure, hanarotelecom incorporated. (the "Company", "Hanaro" or "hanarotelecom") is submitting this shareholder reference material for the extraordinary general meeting of shareholders.

                        Submission Date: October 6, 2005

Representative Director :     David Yeung

Head Office             :     43, Taepyeongno 2-ga, Jung-gu
                              Seoul, Korea 100-733
                              (Tel.) 82-2-6266-5500


                              [HANAROTELECOM LOGO]

I.    MAJOR ACTIVITIES OF OUTSIDE DIRECTORS AND ISSUES CONCERNING COMPENSATION

1.    MAJOR ACTIVITIES OF OUTSIDE DIRECTORS

A. Attendance rate and voting results of the Board of Directors:

                                                                 Name of Outside Directors
                                                              * ( ) indicates attendance rate
                                      -------------------------------------------------------------------------------

                                       NAM,                             KIM,
                                      YOUNG    HONG,      PARK, SUNG    SUN     Wilfried
       Date                            WOO    SOON HO        KYOU       WOO   Kaffenberger   David Yeung    Paul Chen
No. (MM/DD/YY)        Agendum         (100%)   (67%)         (75%)     (100%)    (75%)          (50%)         (63%)
---------------------------------------------------------------------------------------------------------------------
81   1/12/05   1. Approval of Global    O       Non-          O          O    Nonattendance       O             O
                  Bond Issue                 attendance

82     2/3     1. Approval of           O        O            O          O    Nonattendance Nonattendance       O
                  signing the
                  Acquisition and
                  Investment
                  Agreement of Korea
                  Thrunet Co., Ltd.

               2. Approval of           O        O            O          O    Nonattendance Nonattendance       O
                  acquiring new
                  shares of Korea
                  Thrunet Co., Ltd.

               3. Approval of           O        O            O          O    Nonattendance Nonattendance       O
                  acquiring
                  corporate bonds of
                  Korea Thrunet Co.,
                  Ltd.

               4. Approval of           O        O            O          O    Nonattendance Nonattendance       O
                  Financial
                  Statements for
                  Year 2004

               5. Approval of           O        O            O          O    Nonattendance Nonattendance       O
                  Business Reports
                  for Year 2004

                                          Name of Outside Directors
                                       * ( ) indicates attendance rate
                                      -----------------------------------

                                        PARK,
                                        BYUNG    CHO, MIN
       Date                              MOO       LAE         Varun Bery
No. (MM/DD/YY)        Agendum           (100%)    (67%)           (63%)
--------------------------------------------------------------------------
81   1/12/05   1. Approval of Global       O         O             O
                  Bond Issue

82     2/3     1. Approval of              O         -             O
                  signing the
                  Acquisition and
                  Investment
                  Agreement of Korea
                  Thrunet Co., Ltd.

               2. Approval of              O         -             O
                  acquiring new
                  shares of Korea
                  Thrunet Co., Ltd.

               3. Approval of              O         -             O
                  acquiring
                  corporate bonds of
                  Korea Thrunet Co.,
                  Ltd.

               4. Approval of              O   Nonattendance       O
                  Financial
                  Statements for
                  Year 2004

               5. Approval of              O   Nonattendance       O
                  Business Reports
                  for Year 2004

                                                                 Name of Outside Directors
                                                              * ( ) indicates attendance rate
                                      -------------------------------------------------------------------------------

                                       NAM,                             KIM,
                                      YOUNG    HONG,      PARK, SUNG    SUN     Wilfried
       Date                            WOO    SOON HO        KYOU       WOO   Kaffenberger   David Yeung    Paul Chen
No. (MM/DD/YY)        Agendum         (100%)   (67%)         (75%)     (100%)    (75%)          (50%)         (63%)
---------------------------------------------------------------------------------------------------------------------

               6. Approval of           O        O            O          O    Nonattendance Nonattendance       O
                  Internal
                  Transaction Total
                  Amount for Year
                  2005

               7. Amendment of          O        O            O          O    Nonattendance Nonattendance       O
                  Internal
                  Accounting
                  Management
                  Regulations

83    2/25     1. Convening of the      x        O            O          O          O             O       Nonattendance
                  8th Annual General
                  Meeting of
                  Shareholders

               2. Approval of the       O        O            O          O          O             O       Nonattendance
                  Total Compensation
                  Limit for Officers

84     3/30    1. Approval of          Non      Non           O          O          O       Nonattendance Nonattendance
                  refinancing the
                  existing
                  borrowings
                  (Approval of
                  Global Bond Issue)

               2. Approval of          Non      Non           O          O          O       Nonattendance Nonattendance
                  revoking the stock
                  option rights

               3. Amendment of         Non      Non           O          O          O       Nonattendance Nonattendance
                  operating
                  regulations of the
                  Board of Directors

                   Name of Outside Directors
                * ( ) indicates attendance rate
                --------------------------------

                PARK,
                BYUNG    CHO, MIN
       Date      MOO       LAE        Varun Bery
No. (MM/DD/YY)  (100%)    (67%)         (63%)
------------------------------------------------

                   O   Nonattendance      O








                   O   Nonattendance      O





83    2/25         O         O            O




                   O         O            O



84     3/30        O        Non           O






                   O        Non           O



                   O        Non           O

                                                                  Name of Outside Directors
                                                               * ( ) indicates attendance rate
                                      ---------------------------------------------------------------------------------

                                       NAM,                             KIM,
                                      YOUNG    HONG,      PARK, SUNG    SUN     Wilfried
       Date                            WOO    SOON HO        KYOU       WOO   Kaffenberger   David Yeung    Paul Chen
No. (MM/DD/YY)        Agendum         (100%)   (67%)         (75%)     (100%)    (75%)          (50%)         (63%)
-----------------------------------------------------------------------------------------------------------------------
85     4/18    1. Approval of          Non      Non           O          O          O       Nonattendance Nonattendance
                  execution of the
                  Senior Secured
                  Credit Facility
                  Agreement (maximum
                  720B KRW), the
                  "Loan Agreement",
                  and the borrowing
                  pursuant thereto

               2. Approval of          Non      Non           O          O          O       Nonattendance Nonattendance
                  proceeding with
                  Onse Telecom
                  Corporation
                  broadband business
                  acquisition

86     4/25    1. Resolutions          Non      Non           O          O          O       Nonattendance       O
                  Regarding the
                  Acquisition of
                  Korea Thrunet Co.,
                  Ltd.

               2. Resolutions          Non      Non           X          X          X       Nonattendance       X
                  Regarding Payment
                  of the WiBro
                  License Fee

87     8/19    1. Appointment of the   Non      Non      Nonattendance   O          O             O             O
                  Representative
                  Director

               2. Convening of an      Non      Non      Nonattendance   O          O             O             O
                  Extraordinary
                  General Meeting of
                  Shareholders

                   Name of Outside Directors
                * ( ) indicates attendance rate
               ----------------------------------

               PARK,
               BYUNG    CHO, MIN
       Date     MOO       LAE        Varun Bery
No. (MM/DD/YY) (100%)    (67%)          (63%)
-------------------------------------------------
85     4/18       O        Non      Nonattendance









                  O        Non      Nonattendance






86     4/25       O        Non      Nonattendance





                  X        Non      Nonattendance




87     8/19       O        Non      Nonattendance



                  O        Non      Nonattendance

                                                                 Name of Outside Directors
                                                              * ( ) indicates attendance rate
                                      -------------------------------------------------------------------------------

                                       NAM,                             KIM,
                                      YOUNG    HONG,      PARK, SUNG    SUN     Wilfried
       Date                            WOO    SOON HO        KYOU       WOO   Kaffenberger   David Yeung    Paul Chen
No. (MM/DD/YY)        Agendum         (100%)   (67%)         (75%)     (100%)    (75%)          (50%)         (63%)
---------------------------------------------------------------------------------------------------------------------
88     9/14    1. Approval of the      Non      Non      Nonattendance   O          O             O             O
                  Agreement of
                  Merger with Korea
                  Thrunet Co. Ltd.
                  (draft)

               2. Appointment of the   Non      Non      Nonattendance   O          O             O             O
                  Acting Chairman
                  for the EGM

               3. Amendment of the     Non      Non      Nonattendance   O          O             O             O
                  Enforcement of the
                  Code of Ethics

                     Name of Outside Directors
                  * ( ) indicates attendance rate
                  --------------------------------

                  PARK,
                  BYUNG    CHO, MIN
       Date        MOO       LAE        Varun Bery
No. (MM/DD/YY)    (100%)    (67%)          (63%)
--------------------------------------------------
88     9/14          O        Non            O





                     O        Non            O



                     O        Non            O

(o: Agree, x: Do not agree, Non : not a member of the Board of Directors at the time of the meeting, and - : others)

Note 1) Agenda 1 ~ 3 of the 82nd BOD Meeting were approved on the condition that hanarotelecom's legal responsibilities regarding cancellation of the contract were clarified.

Note 2) Director CHO, MIN LAE left when Agenda 1 to 3 were presented to the 82nd BOD Meeting.

Note 3) Director NAM, YOUNG WOO objected to Amendment of the Articles of Incorporation - of the 83rd BOD Meeting's Agendum 1. `Convening of the 8th Annual General Meeting of Shareholders'.

Note 4) All directors rejected Agendum 2. `Resolutions Regarding Payment of the WiBro License Fee' at the 86th BOD meeting.

Note 5) At the 87th BOD Meeting, Mr. David Yeung was appointed the Company's Representative Director.

-     Summary of Major Opinions:


82nd BOD Meeting

      - Mr. Paul Chen proposed to clarify hanarotelecom's legal responsibilities regarding cancellation of the contract for investing in Thrunet Co., Ltd. and agenda 1 ~ 3 of were approved as such.

83rd BOD Meeting

      - Director NAM, YOUNG WOO raised his objection to Amendment of the Articles of Incorporation - of the 83rd BOD Meeting's Agendum 1. 'Convening of the 8th Annual General Meeting of Shareholders' on the ground that such provision is not required considering the responsibilities of individual directors.

      - Director PARK, BYUNG MOO proposed to modify 'Amendment of the Articles of Incorporation' of the 83rd BOD Meeting's Agendum 1. 'Convening of the 8th Annual General Meeting of Shareholders' to loosen the qualification of Directors of the Company by eliminating "A standing officer or employee, or a person who was within the past 3 years a standing officer or employee".

      - In addition to Director PARK, BYUNG MOO's proposal, YOON, CHANG BUN, the Chairman proposed to modify "A standing officer or employee, or a person who was within the past 3 years a standing officer or employee of any other company belonging to the same business group" into "A officer or employee, or a person who was within the past 3 years a standing officer or employee of any other company belonging to the same business group".

86th BOD Meeting

      - Director Wilfried Kaffenberger said that considering the limited recourses, we would need to focus our attention on Thrunet rather than WiBro. With these remarks, he opposed to adopt this agendum.

      - Director Paul Chen and director PARK, BYUNG MOO agreed with director Wilfried Kaffenberger's opinion.

      - Director PARK, SUNG KYOU said he would object to participating in the WiBro business due to its medium high feasibility but wondered whether or not it would be capable of participating in the next-generation wireless service supported by new technologies if hanaro does not pursue the WiBro business, which is one of the government's top priority projects.

      - Director KIM, SUN WOO agreed with director Wilfried Kaffenberger that, given the uncertain business prospects and Hanaro's possible entry into wireless market in alternative form in the future and its withdrawal from the business for strategic reasons.

      - The Chairman YOON, CHANG BUN remarked that Hanaro would focus its resources on wireline business and pursue the possibility of MVNO in the future wireless market.

87th BOD Meeting

      - Following the resignation of the former representative director YOON, CHANG BUN, director David Yeung was appointed as the Company's representative director.

88th BOD Meeting

      - The Chairman David Yeung and director KIM, SUN WOO inquired about the merger ratio, the valuation method of merger considerations and the appropriateness of the merger, to which the accounting and the law firms provided more details.

      - Director Paul Chen inquired about the exercise of appraisal rights of shareholders.

      - Director PARK, BYUNG MOO inquired about the minority shareholding of Korea Thrunet Co., Ltd.

      - Director Wilfried Kaffenberger inquired about the legal process with regards to the merger with Korea Thrunet Co, Ltd.

B. The roles of the outside directors within the Board of Directors:

            1.    Audit Committee

      -     Members of Audit Committee

                  Name                     Position                     Remarks
                  ----                     --------                     -------
            PARK, SUNG KYOU            Outside Director                Chairman
              KIM, SUN WOO             Outside Director                    -
            PARK, BYUNG MOO            Outside Director                    -


      -     Major Activities of Audit Committee

             Date                                                                       Approved/
  No.     (MM/DD/YY)                              Agenda                                Rejected
  ---     ----------                              ------                                --------
                        <Report>

                        - Report on the results of follow-up measures for the audit on Corporate Sales Headquarters

                        - Report on the results of special audit conducted on distributors

                        - Report on investigation results into the leak of internal documents

                        - Report on investigation results and the follow-up measures on CID handsets / promotional goods

                        -     Report on the measures to increase management
                              awareness of corporate ethics and to enhance
                              business customs with respect to dealing with          All approved as
                              other companies                                           proposed

  24      3/10/2005     <Agenda>

                        - Item 1: Deliberation and settlement of the results of regular audits conducted on Gyeongbouk/Southern
                              Seoul Metropolitan Area branches

                        - Item 2: Deliberation and settlement of the 8th accounting audit report

                        - Item 3: Deliberation and settlement of the evaluation of internal accounting management system for the 2nd half of 2004

                        - Item 4: Approval on the selection of outside auditors

                        - Item 5: Deliberation and settlement of the plan to enter into an outsourcing service agreement with outside auditors

                        <Report>

  25      5/12/2005     -     Report on the follow-up measures for the regular          Approved
                              audits conducted on Southern Seoul Metropolitan
                              Area/Gyeongbouk branches for the fourth quarter
                              of 2004

                        <Agenda>

                        -     Item 1: Report on the regular audit on HanaroDream
                              Inc. for the first quarter of 2005

                        <Report>

  26      9/6/2005      -     Report on the follow-up measures for the regular
                              audit on HanaroDream Inc. for the first quarter of
                              the year 2005
                                                                                            -
                        -     Report on the results of the special audit on
                              outsourced services for the year 2005

                        - Report on the results of the special audit on Korea Thrunet Co., Ltd. for the year 2005

            2.    Outside Director Candidate Nominating Committee

      -     Members of Outside Director Candidate Nominating Committee

               Name                          Position                    Remarks
               ----                          --------                    -------
           KIM, SUN WOO                  Outside Director                Chairman
          PARK, BYUNG MOO                Outside Director                   -
            David Yeung              Representative Director                -


      -     Major Activities of Outside Director Candidate Nominating Committee

            There were no major activities during 2005 prior to the submission of this material.

            3.    Compensation Committee

      -     Members of Compensation Committee

      -     President's Compensation Committee

                   Name                          Position               Remarks
                   ----                          --------               -------
              PARK, BYUNG MOO                Outside Director           Chairman
                David Yeung               Representative Director          -
                 Paul Chen                   Outside Director              -
           Wilfried Kaffenberger           Non-standing Director           -

      -     Officers' Compensation Committee

                   Name                          Position                Remarks
                   ----                          --------                -------
                David Yeung               Representative Director        Chairman
              PARK, BYUNG MOO                Outside Director               -
                 Paul Chen                   Outside Director               -
           Wilfried Kaffenberger           Non-standing Director            -

      -     Major Activities of Compensation Committee

                       Date                                                                           Approved /
       No.          (MM /DD/YY)                              Contents                                  Rejected
       ---          -----------                              --------                                  --------
The 5th Officers'   2/25/2005     -  Item 1. Executive Compensation Plan for Officers in 2005        All approved
Compensation                                                                                          as proposed
Committee
                                  -  Item 2. Determination of the Stock Option Plan for Officers

The 6th Officers'   8/25/2005     -  Item 1. Payment of Retention Bonus for the Interim Management
Compensation
Committee                         -  Item 2. Incentive Bonus Scheme for the Interim Management       All approved
                                                                                                      as proposed
                                  -  Item 3. Evaluation of the Current Contracts After 2005


The 7th Officers'   8/26/2005     -  Item 1. Job Description for Mr. Afshin Mohebbi                  All approved
Compensation                         (Advisor for the Board of Directors) (Consultant to              as proposed
                                     the Company)
Committee                         -  Item 2. Compensation Scheme for Mr. Afshin Mohebbi
                                     (Advisor for the Board of Directors) (Consultant to
                                     the Company)

            2.    Compensation for Outside Directors and Others

                                                                     (Unit: KRW)

                                                                                 Amount approved at a    Average payment
                                            No. of persons   Total amount paid   shareholders' meeting     per person        Note
                                            --------------   -----------------   ---------------------     ----------        ----
                         Directors                 4             683,328,422                                227,776,141         -
                     Outside Directors             3                              2,000,000,000                  -              -
                 Member of Audit Committee         3             42,000,000                                 14,000,000

                  Note) The total amount paid and the average payment per person are as of the first half of 2005 and include the provision for severance and retirement benefits. The amount approved at a shareholders' meeting is the ceiling for the year 2005.

                    II. TRANSACTIONS WITH MAJOR SHAREHOLDERS

1.   MAJOR TRANSACTIONS

                                                             (Unit: KRW billion)

                                                                    TRANSACTION
         TYPE OF TRANSACTION                  PARTY                 PERIOD             AMOUNT           RATIO
         -------------------                  -----                 ------             ------           -----
Consignment of customer services        Hanaro Telephone &        1/1/2004 ~            30.4            2.12%
                                             Internet             12/31/2004
                                        Information, Inc.

Note 1) The ratios are calculated based on the Company's revenues for the year 2004.

                            III. BUSINESS INFORMATION

1.   INTRODUCTION

     A)   Industry Overview

          -    Characteristics of the industry

          In Korea's telecommunications service market, the demand for data services are expected to increase rapidly as the substitution by mobile and wireline-wireless integration continue. Price cutting and cannibalization of the fixed-line segment by mobile service market have led to a fall in profitability and the voice traffic of the fixed-line segment, thus slowing down its growth. Broadband Internet access market grew rapidly until early 2003. Since then, however, the pace of growth has slowed down as the market reached the saturation stage. Recently, 100Mbps service such fiber-optic LAN has been a leading driver for the market growth.

          - The general characteristics and trends of Korea's telecommunications industry are as follows;

               - Internet and mobile phones are leading the transformation of telecommunications industry

                    - With the proliferation of Internet access and broadband Internet services becoming widespread, the demand for the data service has increased significantly.

                    - The era of personal mobile communication followed the stabilization of the mobile handset markets after the explosive growth.

               -    Convergence of telecommunication and broadcasting

                    - The industry is shifting from telephony oriented networks to the advanced networks that enable the real-time transmission of visual contents.

                    - Distinction between telecommunications and broadcasting is blurring and these services are expected to be provided over the same network simultaneously.

               -    Wireline-wireless integration

                    - The new era for the wireline-wireless integration is dawning on the back of new technologies such as WiBro, HSDPA, etc.

               -    Adoption of new technologies and cost savings

                    - Ensuing competition is speeding up the development of new technologies and services.

                    - A shift in the consumer demand and the rapid growth of the data transmission services led to cost reduction.

          -    Industry growth

          IT industry posted a rapid growth, accompanied by the rapid increase in the number of mobile phone and broadband Internet subscribers. However, due to the effect of market saturation, the growth has slowed down, which in turn has affected the overall revenue growth. The revenues and subscriber trends of Korea's IT industry are as follows;

[Revenue Trend of Telecommunication Services in Korea]

                                                             (Unit: KRW million)

                                      2001                 2002                 2003                  2004
                                      ----                 ----                 ----                  ----
Network Services                    26,541,800           28,858,400           28,644,060            30,176,025
Special Services                       961,100            1,179,500            1,330,583             1,026,025
Value-added Services                 3,023,400            3,763,900            4,358,596             4,648,212
Broadcasting                         5,802,500            9,174,600            8,507,210             7,069,292
Total                               36,328,800           42,976,400           42,840,449            42,919,981

Note) Source : Korea Association of Information and Communication

[Revenue Trend of Network Services Market]

                                                             (Unit: KRW million)

                              2001                 2002                 2003                 2004
                              ----                 ----                 ----                 ----
Fixed-line                  12,834,741           13,630,358           13,289,072           13,484,132
Wireless                    13,707,092           15,228,067           15,354,988           16,691,893
Total                       26,541,833           28,858,425           28,644,060           30,176,025

Note) Source : Korea Association of Information and Communication

[Subscribers Trend by IT Sector]

                                                              (Unit: Subscriber)

                                2000              2001              2002             2003              2004
                                ----              ----              ----             ----              ----
Broadband                     3,870,293         7,805,515        10,405,486       11,178,499        11,921,439
Local telephony              21,931,651        22,724,668        23,490,130       22,877,019        22,870,615
Mobile telephony             26,816,398        29,045,596        32,342,493       33,591,758        36,586,052
Total                        52,618,342        59,575,779        66,238,109       67,647,276        71,378,106

Source : Ministry of Information and Communication Republic of Korea

-    Special features of changes in economic conditions

The economic conditions have relatively minimal impact on the broadband and the voice market as these markets have now stabilized into the maturity stage. Also, as the broadband and voice services have been deeply ingrained into our daily lives, these markets are inelastic to the shift in economic environment.

     -    Competition factors

                Business                   Competition        Competitor             Entry Barrier             Factors
                --------                   -----------        ----------             -------------             -------
Local Telephony Service                     Oligopoly          KT, Dacom        License from the MIC       Quality, Price,
                                                                                (Telecommunications         Advertisement
                                                                                Business Law)

High Speed Data Access Service              Oligopoly    KT, Thrunet & others   License to the MIC         Quality, Speed,
                                                                                (Telecommunications             Price
                                                                                Business Law)

     -    Special features in resource procurement

     Until a few years ago almost all of the state-of-the-art telecommunications equipment had been imported from foreign countries. However, domestic mass production of an increasing number of telecommunications equipment was made possible recently, which led to a sharp decrease in price. In terms of human resources, an increasing number of telecommunications experts is available, as the telecommunications industry develops.

     -    Relevant laws and regulations

          - The Telecommunications Basic Law and the Telecommunications Business Law.

B)   Current Status of the Company

     -    Business environment and portfolio

          -    Current Business Outlook

               -    Overview

               Amid the saturated market conditions, the competitive environment of the broadband market further intensified following Dacom and Powercomm's entry into the retail market, coupled with the increasing threat of SO/ROs. In the voice market, the overheated competition ensued following the slowdown in wireline/wireless business and the nationwide fixed number portability. However, with KT's recent SMP designation and the conditional approval on Powercomm to provide the level playing field, these markets are expected to stabilize in the near future.

               The Company currently provides broadband Internet and voice services in 83 cities and 52 districts nationwide and has attracted a total of 4.27 million subscribers, which includes
               2.79 million broadband Internet subscribers and 1.47 million voice subscriber lines as of the end of June 2005.

               -    Expansion of network facilities

               In order to build the Company into an integrated telecommunications service provider that is equipped with the capacity to provide the high-speed multi-media services, the Company started to deploy its networks in four major cities including Seoul in 1998. As of the end of June 2005, the total length of the Company's fiber optic cables reached 22,813 kilometers (including leased lines) over 83 cities, and covered
               12.42 million households for broadband services and 10.33 million households for telephony services, including those in the overlapping areas. FTTx network covers approximately 4.62 million households, while HFC network covers 8.60 million households.

               -    Operational results

               Amid the intensifying competition, the Company undertook devoted marketing activities in order to maintain its market share and achieved a net add of subscribers, including 35 thousand broadband subscribers and 82 thousand voice subscribers in the first half of the year 2005. However, financially, these proactive marketing efforts left a negative impact on the company's performance and the Company recorded KRW 711.8 billion in revenues in the first half of this year, down 0.1% (y-y), and KRW 235.4 billion in EBITDA, down 18.3% (y-y), and KRW 11.9 billion in operating income.

               -    Financing

               The Company raised KRW 9.7 billion from vendor financing in January 2005 and USD 500 million from the issuance of the unsecured senior bonds to overseas investors in February, 2005. Meanwhile, the Company refinanced the outstanding portion of the syndicated loans through the new syndicated loan agreement that was signed on April 15, 2005. In addition, the Company made the repayment of KRW 66.7 billion in Information Promotion Fund loans, KRW 39.0 billion in Real Estate Trust loans, KRW 136.0 billion in corporate debentures and KRW 32.1 billion in vendor financing loans during the first half of this year.

               -    2005 Business Plan

                    -    Strengthening of competitiveness

               To strengthen competitiveness, hanarotelecom would offer differentiated values to customers and turn the competitive structure of its markets more favorable to its businesses by acquiring Thrunet and solidifying the ties with its business partners.

                    -    Innovation of operational capability

               The Company would adopt marketing and sales techniques that are suitable for the market maturation stage. To further strengthen the core competencies, the Company would also enhance its operational capability by innovating organizations that directly serve customers to make them low-cost but highly efficient distributors.

                    -    Identifying new growth engines

               To transform itself into a comprehensive communication service provider covering voice, data, wired/wireless and broadcasting services, hanarotelecom would secure the foundation for its future strategic businesses by venturing into the fields of new businesses such as broadband TV, and identify businesses models for broadband convergence network
               (BcN) and home network businesses by further sophisticating existing services.

          -    Classification of business areas for public disclosure

               -    Methods and purpose of Classifying Business Lines

               Business areas are divided according to the standard industrial classification codes of Korea. Given the business characteristics of hanarotelecom, our business is categorized into high-speed Internet access, telephony and other businesses.

               High-speed Internet access business includes wireline broadband (eg. xDSL, Cable Modem, fiber-optic LAN) and Wireless high-speed Internet (B-WLL).

               Telephony business includes telephony services to residential and corporate clients, and interconnection services between carriers.

               Other business includes leased line, VoIP, network service, Internet Data Center and contents offering.

               -    Service Description by Business Area

            Business                             Services                              Remark
            --------                             --------                              ------
Broadband Internet Access         xDSL, Cable Modem, fiber-optic LAN,     Broadband Internet access,
                                  Wireless                                Broadband Internet access &
                                                                          telephony
Telephony                         Telephony, Value-added services         Local call, domestic
                                                                          long-distance/international call,
                                                                          Interconnection among carriers

Others                            Leased line                             Leased line, Internet-dedicated
                                  VoIP Network Services                   Network and equipment services
                                  IDC                                     to VoIP service providers;
                                  Contents                                Server hosting and others
                                                                          Internet contents

     -    Market Share

          -    Broadband Internet Subscribers & Market Share

                                          August 2005
                                          -----------
Service Provider           No. of Subscribers      Market Share
----------------           ------------------      ------------
hanarotelecom                  2,780,884              23.1%
KT                             6,228,759              51.8%
Thrunet                         937,244               7.8%
Others                         2,072,035              17.3%
Total                          12,018,922             100%

Note 1) Source: MIC

Note 2): Others include Onse Telecom, Dreamline Corporation, Dacom Corporation and other value-added telecommunications business operators and network service operators.

          -    Local Telephony Service Subscriber Lines & Market Share

                                          August 2005
                                          -----------
Service Provider         No. of Subscriber Lines    Market Share
----------------         -----------------------    ------------
hanarotelecom                   1,516,058              6.6%
KT                             21,493,150             93.3%
Dacom                              33,903              0.1%
Total                          23,043,111              100%

Note 1) Source: MIC

-    Characteristics of the market

-    Target market and service areas

     As the second largest local exchange carrier, hanarotelecom should resort to strategic business operations in order to expand its subscriber base.

     On April 1, 1999, we commenced our commercial services in four metropolitan cities--Seoul, Busan, Incheon and Ulsan. Densely populated metropolitan areas and newly developed urban areas with high demand for Internet services have been given top priority for service coverage. As of the end of June 2005, our service became available in 83 cities across the country.

     As for the voice business, hanarotelecom plans to offer integrated services of local, long-distance and international calls that were launched on July 1, 2004 by taking advantage of nationwide implementation of FNP starting from August 1, 2004, and to expand the subscriber base by securing more customers of VoIP that is based on IP networks.

     Following the acquisition of Thrunet, we plan to strengthen our sales efforts for the VoIP service to Thrunet's broadband subscriber base.

     -    Characteristics of customers and factors for change in demand

     The local telephony service is for everyone in the country including residential and business customers. Data communications service, not to mention voice communications service, will secure a large number of routine users regardless of gender, age and occupation due to the rapid increase in Internet use.

     The demand for the local telephony service is slightly influenced by the market conditions. As the growth of the telecommunications industry depends on how fast we move to an information society, future market demand will require integrated solutions and information applications based on the Internet, accelerating rapid evolution of telecommunications service towards multimedia service.

     Such changes in demand will lead to changes in supply, encouraging technology development and contents improvement. Such change will result in a price drop, which in turn will create higher demand, giving rise to benevolent cycles.

-    Domestic consumption and export of services

     Characteristically, hanarotelecom's services are not for export and are entirely for domestic consumption.

-    Description of new business and its outlook

     Not Applicable

-    Organizational Structure

                                   [FLOWCHART]

2.   INFORMATION ON THE EXTRAORDINARY SHAREHOLDERS MEETING BY AGENDUM

     A.   Appointment of Standing Director

-    Candidate for Standing Director

                                                                        Relations    Records of transaction
      Name                                                Nominated     with major     with the Company in
(Date of Birth)     Major Role          Experience            by       shareholder      the last 3 years
---------------     ----------          ----------            --       -----------      ----------------
                      >
KWON, SOON YUB     Senior           - LLB, Seoul          Board of          N/A       Holding 500,000 shares
(Jun. 17, 1957)    Executive Vice   National University   Directors                   of Stock Option
                   President,       - LLM, University
                   hanarotelecom    of Pennsylvania
                   incorporated     - J.D., Columbia
                                    University
                                    - Attorney, Paul
                                    Weiss Rifkind
                                    Wharton & Garrison
                                    LLP
                                    - Vice President.
                                    Hansol M.com
                                    - President,
                                    Hansol iGlobe


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